Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF MIX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of a major subsidiary of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the scheme”):

Name of director:	Riette Botha
Name of subsidiary company:	MiX Telematics Investments Proprietary Limited
Transaction date:	13 November 2014
Class of securities:	Ordinary shares
Number of securities:	825 000
Price per security:	R0.70
Total value:	R577 500.00
Nature of transaction:	Off-market exercise of share options under the scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

18 November 2014

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